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                                                                     EXHIBIT 1.1

                                     NEWS RELEASE


Contact:    George Ulrich at Aquasearch      Kathleen Oshiro at C. Brewer
            Tel:  (808) 326-9301                  Tel:  (808) 544-6248
            FAX:  (808) 326-9401                  FAX:  (808) 544-6182
            http//www.aquasearch.com

For immediate release

                          HAWAII'S OLDEST COMPANY ANNOUNCES
                            JOINT VENTURE WITH AQUASEARCH,
                      MARINE BIOSCIENCE LEADER ON THE BIG ISLAND

     Honolulu, Hawaii (November 13,1996) - C. Brewer and Company, Limited, a privately-held $230 million diversified agribusiness concern that commenced operations in Hawaii in 1826, and Aquasearch, Inc., a publicly traded marine bioscience manufacturer of microalgae that commenced operations in Hawaii in 1995, today signed a Letter of Intent which could improve the diversity of the Hawaii economy and benefit both companies.
     This agreement between Hawaii's oldest company (C. Brewer) and one of Hawaii's youngest high technology companies (Aquasearch), could not only accelerate the growth of Aquasearch's microalgae products but also create new jobs in the Ka'u region of the Big Island.
     Under the proposed agreement, Aquasearch will acquire between 80 and 90 acres of property valued at between $900,000 and one million dollars in exchange for C. Brewer's acquisition of approximately 6% of the outstanding Common Stock of Aquasearch. The land is located in the Ka'u region on the Big Island of Hawaii and will be used to expand commercial production of microalgae. In connection with the transaction, C. Brewer also acquired a three-year warrant to purchase up to 500,000 shares of Aquasearch Common Stock at an exercise price of $1.25 per share.
     "Our company has remained a dominant force in the economy of Hawaii for 170 years because we have maintained a vision of the future," said J.W.A. Buyers, Chairman and Chief Executive Officer of C. Brewer. "Our business has depended for more than a century on plants grown on the land. The next century will see tremendous growth in markets for microalgae - plants grown in the water. This is the newest wave of diversified agribusiness, and we want to ride it."
     "We're extremely impressed with Aquasearch," said Buyers. "They bring the high technology expertise and credibility needed to grow this new industry. We are proud to share our resources with them. This agreement is good for the Big Island, good for Hawaii, and good for the nation."
     "The partnership with C. Brewer fits perfectly into our strategic plan," said Mark E. Huntley, Ph.D., Chairman and CEO of Aquasearch. "Our expanding facility at the Hawaii Ocean Science and Technology park in Kailua-Kona will continue to be the core of our research and development activities. But we think it is important to develop larger production facilities in Ka'u that not only are ideal for us, but can contribute to this community which is in dire need of job growth."


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     David G. Watumull, Jr., Senior Vice President at First Honolulu Securities,
Inc., introduced Aquasearch and C. Brewer to one another. "The marine bioscience industry is growing rapidly throughout the world," he said. "Hawaii is ideally suited to become the center of this new industry. C. Brewer's extensive resources, experience and vision combined with the strong technical expertise and entrepreneurial drive of Aquasearch is a giant step forward for this industry and for the State of Hawaii and the economy of the Big Island."
     C. Brewer which has been a champion of diversified agriculture is one of Hawaii's largest land owners and recently announced its plans to move the Company headquarters to the Big Island.
     Huntley said that development of the site in Ka'u is slated to begin within the next 12-15 months. It is expected to require about 40 employees initially, and has the potential to triple over the next five years.
     Aquasearch develops and commercializes high value natural products from microalgae using its proprietary technology known as the "Aquasearch Growth Module." Microalgae are a diverse group of approximately 30,000 species of microscopic plants that produce many different and unusual proteins, fats, sugars, amino acids, vitamins, enzymes, pigments and other bioactive compounds. These products have existing and potential commercial applications in such fields as medical diagnostic products, pharmaceuticals, animal and human nutrition, food colorings, cosmetics, research grade chemicals, pigments and dyes. Aquasearch built its first research and development and production facility at the Natural Energy Laboratory of Hawaii Authority at Keahole Point on the Big Island of Hawaii in 1995.
     C. Brewer and Company, Limited, is a privately held diversified agribusiness, specialty foods company, and land developer with headquarters in Honolulu, Hawaii. It is the world's leading producer of macadamia nuts (Mauna Loa-Registered Trademark-) and guava (KAI-Registered Trademark-, Mauna La'i-Registered Trademark-, and Hawaiian Pride-Registered Trademark-). In addition, the Company specializes in the distribution of Kona Coffee (Royal Kona-Registered Trademark-) as well as the processing, marketing and distribution of Hawaiian fruit jams, jellies and syrups (Kukui-Registered Trademark-). C. Brewer also distributes products and services for the agricultural, industrial, environmental and construction industries.
     Aquasearch is traded on the Nasdaq Electronic Bulletin Board under the symbol "AQSE.bb." "SAFE-HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995 - This press release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that could cause the actual results to differ from those discussed. Aquasearch assumes no responsibility to update the information included in this press release.

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